August 23, 2024

Via Edgar Transmission Ms. Yolanda Guobadia Securities and Exchange Commission Division of Corporation Finance Office of Finance Washington, D.C. 20549

Re:	Troops., Inc. (the “Company”) Form 20-F for the Fiscal Year ended December 31, 2023 Filed April 19, 2024 File No. 001-35016

Dear Ms. Guobadia:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated August 15, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Form 20-F (“Form 20-F”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Form 20-F for the Fiscal Year ended December 31, 2023

Exhibit 13.1, page 1

1.	We note that the certifications at Exhibit 13.1 appear to relate to your Form 20-F for the fiscal year ended December 31, 2022, rather than the Form 20-F that you filed on April 29, 2024, covering the fiscal year ended December 31, 2023.

Please file a complete amendment to your annual report to include currently dated certifications that reference and pertain to the more recent annual report.

Response: We respectfully advise the Staff that we have amended our annual report to include the currently dated certificates that reference and pertain to the more recent annual report.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com